Valeo

RECEIVED

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

07023054

Paris, April 19, 2007

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Ordinary and Extraordinary General Meeting which will be held on May 21, 2007.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Encl. 1

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

VALEO

French *société anonyme* with a share capital of Euros 232,741,851
Registered office: 43, rue Bayen – 75017 Paris
Paris Registry of Commerce B 552 030 967

NOTICE MEETING

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting on Monday, May 21, 2007 at 3:00 p.m., at the Palais des Congrès de Paris, Amphithéâtre Bordeaux, 2 place de la Porte-Maillot, 75017 Paris. The meeting will deliberate on the following agenda:

Agenda for the Annual Ordinary Meeting:

- Board of Directors' report on operations and financial statements (unconsolidated and consolidated) for fiscal year 2006;
- Chairman's report on the Board's work and on internal audit;
- Special report on stock options;
- Special report on the granting of free shares;
- Special report on share buy-back transactions;
- Statutory auditors' general reports;
- Statutory auditors' special report on agreements and undertakings governed by the provisions of Articles L. 225-38 and L. 225-40 to L. 225-42 of the French Commercial Code;
- Review and approval of the fiscal year 2006 unconsolidated financial statements;
- Review and approval of the fiscal year 2006 consolidated financial statements;
- Approval of the agreements and undertakings governed by the provisions of Articles L. 225-38 and L. 225-40 to L. 225-42 of the French Commercial Code;
- Allocation of profits for the fiscal year and distribution of dividends;
- Authorization to be granted to the Board of Directors to repurchase the Company's shares;
- Ratification of the appointment of Ms. Helle Kristoffersen as director to replace Ms. Véronique Morali;

- Ratification of the appointment of Mr. Georges Pauget as director to replace Mr. Yves-André Istel;
- Appointment of Mr. Gérard Blanc as director;
- Appointment of Mr. Pascal Colombani as director;
- Appointment of Mr. Pierre-Alain De Smedt as director;
- Appointment of Mr. Philippe Guédon as director;
- Appointment of Lord Jay of Ewelme as director;
- Appointment of Ms. Helle Kristoffersen as director;
- Appointment of Mr. Thierry Morin as director;
- Appointment of Mr. Georges Pauget as director;
- Appointment of Mr. Erich Spitz as director;

Agenda for the Extraordinary Meeting:

- Delegation to the Board of Directors of authority to decide a capital increase, through issuance – with preferred subscription rights maintained – of shares and/or securities giving access to the capital of the Company and/or the issuance of securities giving a right to the allocation of debt securities;
- Delegation to the Board of Directors of authority to decide a capital increase, through issuance – without preferred subscription rights - of shares and/or securities giving access to the capital of the Company and/or the issuance of securities giving a right to the allocation of debt securities;
- Ability to issue shares without preferred subscription rights as payment for contributions in-kind related to equity securities or securities giving access to the capital;
- Delegation to the Board of Directors of authority to decide a capital increase by capitalizing premiums, reserves, profits or otherwise;
- Delegation to the Board of Directors of authority to increase the number of securities to be issued in case of a capital increase with or without preferred subscription rights;
- Delegation to the Board of Directors of authority to decide a capital increase, through the issuance of shares or securities giving access to the capital reserved for members of company savings plans, with waiver of preferred subscription rights in favor of such members;
- Authorization to be granted to the Board of Directors to reduce the share capital through cancellation of treasury shares;

- Amendment of Article 23 of the by-laws (Attendance and proxies at shareholder meetings);
- Delegation of powers to carry out corporate formalities.

TEXT OF THE RESOLUTIONS

Annual Ordinary Meeting

First resolution *(Review and approval of the fiscal year 2006 unconsolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' reports, approves the unconsolidated financial statements for the fiscal year ended December 31, 2006, as they were presented, and all the transactions that they reflect.

Second resolution *(Review and approval of the fiscal year 2006 consolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' reports, approves the consolidated accounts for the fiscal year ended December 31, 2006, as they were presented, and all the transactions that they reflect.

Third resolution *(Approval of the agreements and undertakings governed by the provisions of Articles L. 225-38 and L. 225-40 to L. 225-42 of the French Commercial Code)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the statutory auditors' special report on the agreements and undertakings governed by the provisions of Articles L. 225-38 and L. 225-40 to L. 225-42 of the French Commercial Code, approves the new agreements described therein and the continuation of previously approved agreements.

Fourth resolution *(Allocation of profits for the fiscal year and distribution of dividends)*

1°) The Shareholders' Meeting notes that the financial statements for the period ended December 31, 2006 and approved by this Shareholders' Meeting result in a net profit of 73,672,661.39 euros and a profit available for distribution of 1,319,126,759.43 euros, the allocation of which is submitted today for approval by the Shareholders' Meeting.

2°) The Shareholders' Meeting decides to allocate the profit available for distribution as follows to:

- a dividend to be paid to shareholders: € 85,338,678.70;
- allocation of the balance to retained earnings: € 1,233,788,080.73.

The dividend to be paid for fiscal year 2006 shall thus be 1.10 euro per share. It is eligible for the 40% allowance (*réfaction*) provided for in Article 158-3-2° of the French General Tax Code.

The dividend shall be payable beginning on June 1, 2007.

The dividend shall be paid to the shareholders either at the Company's corporate office or at the teller window of any banks or financial institutions authorized to pay the dividend, upon proper identification of the shareholder or presentation of a certificate of deposit or registration for their shares.

In the event the Company owns some of its own shares when the dividend is paid, the profits relating to the dividend that will not be paid on these shares shall be transferred to retained earnings.

The Shareholders' Meeting notes that the amount of the dividend distributed and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Gross dividend per share (in euros)	Net dividend per share (in euros)	Tax credit (*avoir fiscal*) – 50%/40% allowance	Total, tax credit excluded (in million euros)
2003	81,245,024	1.57*	1.05	Tax credit of 0.52*	86
2004	82,977,822	1.65	1.10	The sums are eligible for the 50% allowance provided for in Article 158-3-2° of the French General Tax Code	91
2005	77,510,357	1.65	1.10	The sums are eligible for the 40% allowance provided for in Article 158-3-2° of the French General Tax Code	84

(*) Assuming a tax credit of 50%.

Moreover, during fiscal year 2005, the Company repurchased Valeo shares from its shareholders. The portion of the transaction falling within the scope of a share repurchase tender offer (*offre publique de rachat d'actions*), relating to 2,322,397 shares, gave rise to the recognition (*constatation*) of distributed income (eligible for the 50% allowance provided for in Article 158-3-2° of the French General Tax Code) of 30.02 euros per repurchased share, limited to the amount of the gain realized by the shareholder.

Fifth resolution *(Authorization to be granted to the Board of Directors to repurchase the Company's shares)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, having considered the report prepared by the Board of Directors, authorizes the Board of Directors, with the power to sub-delegate, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code, to buy back or cause to buy-back the Company's shares, with a view:

- to implement stock option purchase plans of the Company under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;

- to grant or transfer shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;

- to deliver shares at the time of the exercise of rights attached to securities giving access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise;

- to cancel all or part of the securities so repurchased, subject to the adoption by the Extraordinary Shareholders' Meeting of the twenty-third resolution below and pursuant to the terms mentioned therein;

- to deliver shares (for exchange, payment or otherwise) as part of external growth, merger, spin-off or contribution transactions; or

- to have a provider of investment services act on the secondary market or act on the liquidity of Valeo shares under a liquidity agreement in compliance with the ethical charter recognized by the *Autorité des marchés financiers*; or

- to have a provider of investment services carry out purchases, sales or transfers through any means, in particular in the context of transactions carried out off-market.

The purchases of the Company's shares shall be restricted in number as follows:

- the number of shares that the Company may buy during the duration of the share buy-back program shall not, at any time, exceed 10% of the Company's share capital. Such percentage shall apply to the Company's share capital as adjusted as a result of any transaction affecting it after this Shareholders' Meeting (*i.e.*, for information purposes only, 77,580,617 shares as of December 31, 2006), it being specified that the number of shares purchased in order to be held and subsequently delivered as part of a merger, spin-off or contribution transaction shall not exceed 5% of the share capital;

- the number of shares that the Company can hold at any time shall not exceed 10% of the Company's share capital on the date in question.

The overall amount allocated to the aforementioned authorized share buy-back program shall not exceed 600 million euros.

The acquisition, sale or transfer of shares may be made at any time (excluding during a public tender offer) and by any means, on the stock market or over-the-counter, including through the acquisition or sale of blocks (without limiting the portion of the share buy-back program that can be carried out through such means), public tender offer, sale or exchange bid, or the use of options or other futures financial instruments traded on a regulated market or over-the-counter or the delivery of shares further to the issuance of securities giving access to the Company's capital by conversion, exchange, redemption, exercise of a warrant or any other means, either directly or indirectly through a provider of investment services.

The maximum purchase price of the shares under this resolution shall be 60 euros per share, it being specified that this maximum price shall apply solely to acquisitions of shares decided as from this Shareholders' Meeting and not to the futures transactions made pursuant to an authorization granted by a previous Shareholders' Meeting and providing for share purchases after the date of this Shareholders' Meeting.

This authorization, given for an 18–month period starting today, deprives of any effect from the date hereof, the unused portion, if any, of any prior delegation granted to the Board of Directors to repurchase the Company's shares.

The Shareholders' Meeting authorizes the Board of Directors, in the event of a change in the share's par value, an increase in the share capital by capitalizing reserves, the granting of free

shares, a stock split or a reverse stock split, a distribution of reserves or any other assets, amortization of share capital, or any other transaction affecting shareholders' equity, to adjust the aforementioned purchase price in order to take into account the effect of these transactions on the share value.

The Shareholders' Meeting authorizes the Board of Directors, with the power to sub-delegate as permitted by law, to decide and implement this authorization, to specify, if necessary, the terms thereof and to determine the terms and conditions, in order to complete the share buy-back program and, in particular to place any stock exchange order, enter into any agreement with respect to the keeping of registers of stock purchases and sales, make any declarations to the *Autorité des marchés financiers* and any other authority which may replace it, carry out all formalities and, in general, do whatever is necessary.

Sixth resolution (*Ratification of the appointment of Ms. Helle Kristoffersen as director to replace Ms. Véronique Morali*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, ratifies the Board of Directors' decision of March 22, 2007 to appoint Ms. Helle Kristoffersen as a member of the Board of Directors, to replace Ms. Véronique Morali, resigning director, for the remaining term of office of her predecessor, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2006.

Seventh resolution (*Ratification of the appointment of Mr. Georges Pauget as director to replace Mr. Yves-André Istel)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, ratifies the Board of Directors' decision of April 10, 2007 to appoint Mr. Georges Pauget as a member of the Board of Directors, to replace Mr. Yves-André Istel, resigning director, for the remaining term of office of his predecessor, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2006.

Eighth resolution (*Appointment of Mr. Gérard Blanc as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the Board of Directors' report, appoints from the date hereof Mr. Gérard Blanc as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Gérard Blanc has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Ninth resolution (*Appointment of Mr. Pascal Colombani as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Pascal Colombani as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Pascal Colombani has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Tenth resolution (*Appointment of Mr. Pierre-Alain De Smedt as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Pierre-Alain De Smedt as director, for a four-

year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Pierre-Alain De Smedt has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Eleventh resolution (*Appointment of Mr. Philippe Guédon as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Philippe Guédon as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Philippe Guédon has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Twelfth resolution (*Appointment of Lord Jay of Ewelme as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Lord Jay of Ewelme as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Lord Jay of Ewelme has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Thirteenth resolution (*Appointment of Ms. Helle Kristoffersen as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Ms. Helle Kristoffersen as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Ms. Helle Kristoffersen has acknowledged that she accepts such position and that she meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Fourteenth resolution (*Appointment of Mr. Thierry Morin as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Thierry Morin as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Thierry Morin has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Fifteenth resolution (*Appointment of Mr. Georges Pauget as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Georges Pauget as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Georges Pauget has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Sixteenth resolution (*Appointment of Mr. Erich Spitz as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the report prepared by the Board of Directors, appoints from the date hereof Mr. Erich Spitz as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2010. Mr. Erich Spitz has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Extraordinary Meeting

Seventeenth resolution *(Delegation to the Board of Directors of authority to decide a capital increase, through issuance – with preferred subscription rights maintained – of shares and/or securities giving access to the capital of the Company and/or the issuance of securities giving a right to the allocation of debt securities)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, and in accordance with the provisions of Articles L. 225-129 *et seq.* of the French Commercial Code, in particular Article L. 225-129-2 of the French Commercial Code:

1. Delegates to the Board of Directors, with the power to sub-delegate as permitted by law, its authority to decide a capital increase, on one or more occasions, in France, abroad and/or on the international market, under any such proportion and at any such periods it may deem appropriate, either in euros, or in any other currency or monetary unit established by reference to several currencies, through the issuance of shares (excluding preferred shares) or other securities giving access to the Company's capital (either new or existing shares), or the issuance of securities giving a right to the allocation of debt securities, issued for value or no consideration, governed by Articles L. 228-91 *et seq.* of the French Commercial Code; it being specified that the subscription of shares and other securities might be made either in cash, or by set-off with receivables, or by capitalizing reserves, profits or premiums;

2. Delegates to the Board of Directors, with the power to sub-delegate as permitted by law, its authority to decide the issuance of securities giving access to the capital of companies in which the Company directly or indirectly owns more than half of the capital;

3. Decides to set the following limits on the size of authorized capital increases in case of the use of this delegation by the Board of Directors:

- the maximum nominal amount of capital increases which may occur immediately or in the future pursuant to this delegation is set at 69.8 million euros; it being specified that the global maximum nominal amount of the capital increases which may occur pursuant to this delegation and those granted pursuant to the eighteenth, nineteenth, twentieth, twenty-first and twenty-second resolutions of this Shareholders' Meeting and the twelfth resolution of the Extraordinary Shareholders' General Meeting of April 5th 2004, is set at 180 million euros;

- the nominal amount of the supplemental shares that may be issued in case of new financial transactions, if any, in order to preserve the rights of holders of securities giving access to the capital, shall be added to these ceilings;

4. Sets at twenty-six months, from the date hereof, the period of validity of the delegation of authority under this resolution;

5. In case of the use by the Board of Directors of this delegation:

- decides that the issuance(s) will be reserved by giving priority to shareholders who may subscribe as of right (*à titre irréductible*) in proportion to the number of shares that they will then hold;

- acknowledges that the Board of Directors has the power to institute a subscription right for the excess securities (*à titre réductible*);

- acknowledges the fact that this delegation of authority will automatically entail the express waiver by shareholders, in favor of holders of issued securities giving access to the capital of the Company, of their preferred subscription rights to shares to which such securities entitle them immediately or in the future;

- acknowledges that, if the subscriptions as of right (*à titre irréductible*) and for the excess securities (*à titre réductible*), if any, have not absorbed the aggregate capital increase, the Board of Directors may use, as permitted by law and in such order as it may determine, one of the powers listed below:

  - limiting the capital increase to the amount of the subscriptions, provided that it reaches at least three-quarters of the approved capital increase;

  - freely allocating all or part of the shares or, in case of securities giving access to the capital, such securities the issuance of which has been approved but which have not been subscribed;

  - offering to the public all or part of the shares or, in case of securities giving access to the capital, such unsubscribed securities, either on the French market, and/or abroad, and/or on the international market;

- decides that the issuances of warrants *(bons de souscription d'actions)* of the Company may be carried out not only by subscription offer, but also by granting them for free to owners of former shares;

- decides that if unattached warrants *(bons de souscription autonomes)* are granted for free, the Board of Directors will have the power to decide that the rights to the grant of fractional shares *(rompus)* will not be tradable and that the corresponding securities will be sold;

6. Decides that the Board of Directors will have all powers, with the power to sub-delegate as permitted by law, to implement this delegation of authority, in order, in particular, to:

- approve the capital increase and determine the category of securities to be issued;

- approve the amount of the capital increase, the issuance price and the amount of the premium that may be requested upon issuance, if any;

- determine the dates and terms of the capital increase, type, characteristics of the securities to be created; decide, furthermore, in case of bonds or other debt securities (including securities giving right to the allocation of debt securities provided for by Article L. 228-91 of the French Commercial Code), whether they are subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97

of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), provide, if need be, for the mandatory or optional suspension or non-payment of interest, provide for their term (fixed or indefinite), the possibility to decrease or increase the nominal value of the securities and other conditions of issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may include a warrant giving right to the allocation, the purchase or the subscription of bonds or other debt securities, or enable the Company to issue debt securities (fungible or not) as payment of interests which had been suspended by the Company, or take the form of complex bonds within the meaning determined by the stock exchange authorities (for example, due to their redemption or payment terms or other rights such as indexation, option rights); modify, for the duration of the securities concerned, the conditions referred to above, in compliance with the applicable formalities;

- determine the method of payment of the shares or securities giving access to the capital to be issued immediately or in the future;
- set, if necessary, the terms of the exercise of the rights attached to the shares or securities giving access to the capital to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear the right to dividends or interest (*jouissance*), determine the conditions of the exercise of the rights, if any, for conversion, exchange, redemption, including by delivery of assets of the Company such as securities already issued by the Company, as well as any other terms and conditions to carry out the capital increase;
- set the terms and conditions under which the Company will have the right to purchase or exchange on the stock exchange, at any time or during fixed periods, securities issued or to be issued immediately or in the future, in order to cancel them or not, in accordance with law;
- provide the right to suspend the exercise of rights attached to such securities as permitted by laws and regulations;
- at its sole discretion, allocate the costs of capital increases to the corresponding amount of share premiums and deduct from such amount the amounts required to fund the legal reserve;
- set and make any adjustments aimed at taking into account the impact of transactions on the Company's capital, in particular in case of the modification of the par value of the shares, a capital increase by capitalizing reserves, the granting of free shares, a stock split or reverse stock split, the distribution of reserves or of any other assets, the amortization of capital, or any other transaction relating to shareholders' equity, and to set the terms and conditions pursuant to which the protection of the rights of holders of securities giving access to the capital will be ensured, if necessary;
- acknowledge the completion of each capital increase and amend the by-laws accordingly;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and carry out all formalities necessary for

the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

7. Acknowledges that this delegation deprives of effect from the date hereof the unused portion, if any, of any prior delegation having the same object, *i.e.* any delegation of authority relating to a capital increase with preferred subscription rights maintained, concerning the securities and transactions specified in this resolution;

8. Acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, the Board of Directors shall report to the next ordinary Shareholders' Meeting, in accordance with laws and regulations, the use made of the authorizations granted pursuant to this resolution.

Eighteenth resolution *(Delegation to the Board of Directors of authority to decide a capital increase through issuance – without preferred subscription rights – of shares and/or securities giving access to the capital of the Company and/or the issuance of securities giving a right to the allocation of debt securities)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, and in accordance with Articles L. 225-129 *et seq.* of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-135 and L. 225-148 of said Code:

1. Delegates to the Board of Directors, with the power to sub-delegate as permitted by law, its authority to decide a capital increase, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, subject to the provisions of Article L. 233-32 of the French Commercial Code, in France, abroad and/or on the international market, through a public offer, either in euros, or in any other currency or monetary unit established by reference to several currencies, through the issuance of shares (excluding preferred shares) or securities giving access to the Company's capital (either new or existing shares), or the issuance of securities giving a right to the allocation of debt securities, issued for value or no consideration, governed by Articles L. 228-91 *et seq.* of the French Commercial Code; it being specified that the subscription of shares and other securities might be made either in cash, or by way of set-off with receivables. Such securities might, in particular, be issued to pay for securities that would be tendered to the Company, in the context of a public exchange offer carried out in France or abroad according to local rules (for example in the context of an Anglo-Saxon "*reverse merger*") on securities complying with the conditions set by Article L. 225-148 of the French Commercial Code;

2. Delegates to the Board of Directors, with the power to sub-delegate as permitted by law, its authority to decide the issuance of shares or securities giving access to the capital of the Company to be issued following the issuance, by companies in which the Company directly or indirectly holds more than half of the share capital, of securities giving access to the capital of the Company;

This decision automatically entails the waiver by the shareholders of the Company of their preferred subscription rights to the shares or securities giving access to the capital of the Company to which such securities give a right, in favor of holders of securities likely to be issued by companies of the group of the Company;

3. Delegates to the Board of Directors, with the power to sub-delegate as permitted by law, its authority to decide the issuance of securities giving access to the capital of companies in which the Company directly or indirectly holds more than half of the capital;

4. Decides to set the following limits on the size of authorized capital increases in case of the use of this delegation by the Board of Directors:

- the maximum nominal amount of capital increases which may occur immediately or in the future pursuant to this delegation is set at 23.2 million euros; it being specified that this amount will be deducted from the amount of the global ceiling provided for in paragraph 3 of the seventeenth resolution of this meeting;

- the nominal value of the supplemental shares that may be issued in case of new financial transactions, if any, in order to preserve the rights of holders of securities giving access to the capital, shall be added to these ceilings;

5. Sets at twenty-six months, from the date hereof, the period of validity of the delegation of authority under this resolution;

6. Decides to waive the shareholders' preferred subscription rights to the securities which are the subject of this resolution, but grants to the Board of Directors, in accordance with Article L. 225-135, 2nd paragraph of the French Commercial Code, the power to give shareholders, for as long as and according to such terms as it may determine in accordance with applicable laws and regulations and for all or part of any completed issuance, a priority subscription period that may not give rise to the creation of tradable rights and that must be exercised in proportion to the number of shares owned by each shareholder and could be supplemented by a subscription for excess securities (*à titre réductible*); it being specified that the unsubscribed securities will be offered to the public in France and/or abroad and/or on the international market;

7. Acknowledges that if the subscriptions, including, if applicable, those of the shareholders, have not absorbed the entire issuance, the Board of Directors might limit the amount of the transaction to the subscriptions received, provided that the amount of the subscriptions is at least equal to three-quarters of the approved issuance;

8. Acknowledges that this delegation automatically entails the express waiver by shareholders, in favor of holders of issued securities giving access to the capital of the Company, of their preferred subscription rights to the shares to which the securities will give them a right;

9. Acknowledges that, in accordance with Article L. 225-136 1°, 1st paragraph of the French Commercial Code:

- the issuance price for shares directly issued will be at least equal to the minimum provided for by regulations applicable on the day of the issuance (currently the minimum is the weighted average of the trading prices for the last three trading days on Eurolist by Euronext prior to the determination of the subscription price of the capital increase less 5%), after adjustment, if necessary, of this average in case of a difference between the dates from which the shares bear the right to dividends or interest (*jouissance*);

- the issuance price of securities giving access to the capital will be such that the amount received immediately by the Company, plus any amount to be received subsequently by the Company, if any, will, for each share issued as a result of the issuance of such securities, be at least equal to the minimum subscription price defined in the previous paragraph;

- the conversion, redemption or transformation into shares of each security giving access to the capital, will be carried out, given the par value of the bond or of said security, in a number of shares such that the amount received by the Company, for each share, will be at least equal to the minimum subscription price defined in the first subparagraph of this paragraph 9;

10. Decides that the Board of Directors will have all powers, with the power to sub-delegate as permitted by law, to implement this delegation of authority in order, in particular, to:

- approve the capital increase and determine the securities to be issued;

- approve the amount of the capital increase, the issuance price and the amount of the premium that might be requested upon issuance, if any;

- determine the dates and terms of the capital increase, type, characteristics of the securities to be created; decide, furthermore, in case of bonds or other debt securities (including securities giving a right to the allocation of debt securities provided for by Article L. 228-91 of the French Commercial Code), whether they are subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), provide, if need be, for the mandatory or optional suspension or non-payment of interest, provide for their term (fixed or indefinite), the possibility to decrease or increase the nominal value of the securities and other conditions of issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may include a warrant giving right to the allocation, the purchase or the subscription of bonds or other debt securities, or enable the Company to issue debt securities (fungible or not) as payment of interests which had been suspended by the Company, or take the form of complex bonds within the meaning determined by the stock exchange authorities (for example, due to their redemption or payment terms or other rights such as indexation, option rights); modify, for the duration of the securities concerned, the conditions referred to above, in compliance with the applicable formalities;

- determine the method of payment of the shares or securities giving access to the capital to be issued immediately or in the future;

- set, if necessary, the terms of the exercise of the rights attached to the shares or securities giving access to the capital to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear the right to dividends or interest (*jouissance*), determine the conditions of the exercise of the rights, if any, for conversion, exchange, redemption, including by remitting assets of the Company such as securities already issued by the Company, as well as any other terms and conditions to carry out the capital increase;

- set the terms and conditions under which the Company, as the case may be, will have the right to purchase or exchange securities issued or to be issued immediately or in the future on the stock exchange, at any time or during fixed periods, in order to cancel them or not, in accordance with law;

- provide the right to suspend the exercise of rights attached to the securities issued as permitted by laws and regulations;

- in the event of an issuance of securities to pay for securities tendered in the context of a public tender offer with an exchange component (*offre publique ayant une composante d'échange* (OPE)), draw up a list of the securities to be tendered in the exchange, set the conditions for the issuance, the exchange ratio as well as the amount of the equalization payment in cash (*soulte*), if any, and determine the terms and conditions of the issuance in the context of an OPE, an alternative purchase or exchange offer, a single offer to buy or exchange securities in consideration for a payment in securities or cash, a public tender offer (*offre publique d'achat* (OPA)) or public exchange offer accompanied by a subsidiary OPE or OPA, or any other form of public offer complying with the law and regulations applicable to such a public offer;

- at its sole discretion, allocate the costs of the capital increases to the corresponding amount of share premiums and deduct from such amount the amounts required to fund the legal reserve;

- set and make any adjustments aimed at taking into account the impact of transactions on the Company's capital, in particular in case of the modification of the par value of the shares, a capital increase by capitalizing reserves, the granting of free shares, a stock split or reverse stock split, the distribution of reserves or of any other assets, the amortization of share capital, or any other transaction relating to shareholders' equity, and to set the terms and conditions pursuant to which the protection of the rights of holders of securities giving access to the capital will be ensured, if necessary;

- acknowledge the completion of each capital increase and amend the by-laws accordingly;

- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

11. Acknowledges that this delegation deprives of effect from the date hereof the unused portion, if any, of any prior delegation having the same object, *i.e.* any delegation of authority relating to a capital increase without preferred subscription rights, concerning the securities and transactions specified in this resolution;

12. Acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, the Board of Directors shall report to the next ordinary Shareholders' Meeting, as permitted by laws and regulations, the use made of the authorizations granted under this resolution.

Nineteenth resolution *(Ability to issue shares without preferred subscription rights as payment for contributions in-kind related to equity securities or securities giving access to the capital)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the report prepared by Board of Directors and the statutory auditors' report, and in accordance with the provisions of Articles L. 225-129 *et seq.* of the French Commercial Code, and in particular of Article L. 225-147, 6th paragraph of said Code:

1. Delegates to the Board of Directors all powers, with the power to sub-delegate as permitted by law, within the limit of 10% of the share capital at any time, such percentage being applied to the capital as adjusted to take into account any transactions affecting it after this Shareholders' Meeting, (*i.e.*, for information purposes only, 77,580,617 shares as of December 31, 2006), to pay for contributions in-kind granted to the Company and which consist of equity securities or securities giving access to the capital, when the provisions of Article L. 225-148 of the French Commercial Code do not apply, by the issuance, on one or more occasions, of shares (excluding preferred shares) or securities giving access to the capital of the Company;

2. Decides that the nominal amount of the capital increases carried out pursuant to this resolution will be deducted from the amount of the global ceiling provided for in paragraph 3 of the seventeenth resolution of this meeting;

3. Decides that the Board of Directors will have all powers, with the power to sub-delegate as permitted by law, to implement this resolution, including:

- approve the capital increase and determine the securities to be issued;
- draw up the list of securities to be contributed, approve the valuation of the contributions in-kind, set the conditions for the issuance of the securities to be provided in exchange for the contributions in-kind, as well as the amount of any equalization payment in cash, approve the grant of special advantages (*avantages particuliers*), and reduce, if the contributors so consent, the valuation of the contributions, or the consideration for the special advantages;
- determine the characteristics of the securities that will be used as payment for the contributions in-kind and set the terms and conditions pursuant to which the protection of the rights of holders of securities giving access to the capital will be ensured, if necessary;
- at its sole discretion, allocate the costs of the capital increases to its corresponding amount of share premiums and deduct from such amount the amounts required to fund the legal reserve;
- acknowledge the completion of each capital increase and amend the by-laws accordingly;
- generally, take all measures and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto.

4. Acknowledges that this delegation deprives of effect from the date hereof the unused portion, if any, of any prior delegation having the same object, *i.e.* any delegation of authority

relating to the issuance of shares or securities giving access to the capital without preferred subscription rights as payment for contributions in-kind related to equity securities or securities giving access to the capital. This authorization is granted for a twenty-six-month period from the date hereof.

Twentieth resolution *(Delegation to the Board of Directors of authority to decide a capital increase by capitalizing premiums, reserves, profits or others)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary meetings, and having considered the report prepared by the Board of Directors and in accordance with the provisions of Article L. 225-130 of the French Commercial Code:

1. Delegates to the Board of Directors its authority to decide a capital increase, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, by capitalization of premiums, reserves, profits or other means, provided that such capitalization is allowed by the law and under the by-laws, taking the form of the granting of free shares or an increase in the par value of the existing shares or by jointly using both methods. The maximum nominal amount of the capital increases likely to be carried out under this resolution may not exceed 69,8 million euros; it being specified that this amount will be deducted from the amount of the global ceiling provided for in paragraph 3 of the seventeenth resolution of this meeting;

2. In case of the use by the Board of Directors of this delegation of authority, delegates to it all powers, with the power to sub-delegate as permitted by law, to implement this delegation, in order, in particular, to:

- set the amount and nature of the sums to be incorporated into the capital, set the number of new shares to be issued and/or the increase in the par value of the existing shares forming the share capital, determine the date, even if retroactive, from which the new shares will bear the right to dividends or interest (*jouissance*) or on which the increase in the par value will be effective;

- decide, in case of the granting of free shares:

  - that the rights to fractional shares *(rompus)* may not be traded and that the corresponding shares will be sold; the proceeds from the sale will be allocated to the holders of the rights, under the conditions provided for by the laws and regulations;

  - that shares granted on the basis of the existing shares with double voting rights will benefit from such rights upon issuance;

  - to make any adjustments to take into account the impact of any transactions affecting the Company's capital, particularly in the event of a modification of the par value of the shares, a capital increase by capitalizing reserves, the grant of free shares, a stock split or a reverse stock split, the distribution of reserves or any other assets, amortization of share capital, or any other transaction affecting shareholders' equity, and to set the terms and conditions pursuant to which the protection of the rights of holders of securities giving access to the capital will be ensured, if necessary;

- to acknowledge the completion of each capital increase and to amend the by-laws accordingly;
- generally, to enter into any agreement, take all measures and complete all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of the rights attached thereto;

3. Acknowledges that this delegation deprives of effect from the date hereof the unused portion, if any, of any prior delegation having the same purpose, *i.e.* any delegation of authority relating to a capital increase by capitalization of premiums, reserves, profits or others. This authorization is granted for a twenty-six-month period from the date hereof.

Twenty-first resolution *(Delegation to the Board of Directors of authority to increase the number of securities to be issued in case of a capital increase with or without preferred subscription rights)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, and in accordance with the provisions of Article L. 225-135-1 of the French Commercial Code:

1. Delegates to the Board of Directors its authority, with the power to sub-delegate as permitted by law, to decide an increase in the number of securities to be issued in the case of a capital increase of the Company with or without preferred subscription rights, at the same price as the price determined for the initial issuance, within the time constraints and limits provided for by the applicable regulations on the day of the issuance (*i.e.*, as of today, within thirty days of the closing of the subscription period and in an amount up to 15% of the initial issuance), in particular in order to grant an over allotment option (*option de surallocation*) in accordance with market practices;

2. Decides that the nominal amount of the capital increases decided under this resolution will be deducted from the amount of the ceiling applicable to the initial issuance and from the global ceiling provided for in paragraph 3 of the seventeenth resolution of this meeting.

This authorization is granted for a twenty-six-month period from the date hereof.

Twenty-second resolution *(Delegation to the Board of Directors of authority to decide a capital increase through the issuance of shares or securities giving access to the capital reserved for members of a company savings plan, with waiver of preferred subscription rights in favor of such members)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, in accordance with the provisions of Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code, on the one hand, and those of Articles L. 443-1 *et seq.* of the French Labor Code, on the other hand:

1. Delegates to the Board of Directors its authority to decide a capital increase, on one or more occasions, for a maximum nominal amount of 2.1 million euros, through the issuance of shares or securities giving access to the capital reserved for members of one or more company savings plan(s) (or any other plan for the members of which Article L. 443-5 of the French Labor Code would allow the reservation of a capital increase under equivalent conditions) set up within a company or a group of companies, either French or foreign, falling within the scope of consolidation or combination of the financial statements of the

Company in accordance with Article L. 444-3 of the French Labor Code; it being specified that the maximum nominal amount of the capital increases likely to be carried out immediately or in the future pursuant to this delegation will be deducted from the amount of the global ceiling provided for in paragraph 3 of the seventeenth resolution of this meeting;

2. Sets at twenty-six months, from the date hereof, the period of validity of the delegation of the autority to issue which is the subject of this delegation;

3. Decides that the issuance price for the shares or securities giving access to the capital will be determined under the conditions provided for in Article L. 443-5 of the French Labor Code and will be at least equal to 80% of the Reference Price (as this expression is defined below) or 70% of the Reference Price if the blocked period provided for by the plan in accordance with Article L. 443-6 of the French Labor Code is greater or equal to ten years; however, the Shareholders' Meeting expressly authorizes the Board of Directors to reduce or suppress the aforementioned discounts (within the limits provided for by law and regulations) as it may deem appropriate, in particular in order to take into account, *inter alia*, the legal, accounting, tax and labor regimes applicable locally; for the purposes of this paragraph, the Reference Price shall mean the average of the opening trading prices of the Company's shares on Eurolist by Euronext during the twenty trading days prior to the day on which the date of the opening of the subscription period for the members of a company savings plan is decided;

4. Authorizes the Board of Directors to grant, for free, to the above-mentioned beneficiaries, in addition to shares or securities giving access to the capital to be subscribed in cash, shares or securities giving access to the capital to be issued or already issued, as substitution for all or part of the discount in value compared to the Reference Price and/or as the employer's contribution (*abondement*); it being understood that the benefit resulting from such granting may not exceed the legal or regulatory limits in accordance with the provisions of Articles L. 443-5 and L. 443-7 of the French Labor Code;

5. Decides to waive, in favor of the above-mentioned beneficiaries, the shareholders' preferred subscription rights to shares and securities giving access to the capital the issuance of which is the purpose of this delegation, said shareholders further waiving, in the event of an allocation for no consideration, to the above-mentioned beneficiaries, of shares or securities giving access to the capital, all rights to said shares or securities giving access to the capital, including any part of reserves, profits or premiums capitalized, as a result of the allocation for no consideration of said securities pursuant to this resolution;

6. Authorizes the Board of Directors, under the terms and conditions of this delegation, to carry out share transfers to members of a company savings plan as provided for by the last paragraph of Article L. 443-5 of the Labor Code.

7. Decides that the Board of Directors will have all powers to implement this delegation, with the power to sub-delegate as permitted by law, within the limits and under the conditions specified above in order to, in particular:

- set, in accordance with applicable law, the list of companies whose above-mentioned beneficiaries might subscribe to the shares or securities giving access to the capital so issued and, if applicable, benefit from shares or securities giving access to the capital allocated for no consideration;

- decide that the subscriptions will be made directly by the members of company savings plan, or through a company mutual fund (*fonds commun de placement d'entreprise*) or other structures or entities as permitted by applicable laws and regulations;

- determine the conditions, in particular those relating to seniority, to be fulfilled by the beneficiaries of capital increases;

- set the dates of the opening and closing of the subscription periods;

- set the amounts of the issuances that will be carried out under this authorization and determine, in particular, the issuance prices, dates, time periods, terms and conditions of subscription, payment, delivery and dividend/interest entitlement dates (*jouissance*) of the securities (even retroactive), the reduction rules applicable in the event of over-subscription, as well as the other terms and conditions of the issuances, within the limits provided for by applicable laws and regulations;

- in the event of allocation for no consideration of shares or securities giving access to the capital, set the number of shares or securities giving access to the capital to be issued, the number to be granted to each beneficiary, and determine the dates, time-periods, terms and conditions of granting of such shares or securities giving access to the capital within the limits provided for by applicable laws and regulations and, in particular, choose either to substitute in full or in part the granting of such shares or securities giving access to the capital for the discount in value compared to the Reference Price provided for above, or to include the value of such shares or securities in the total amount of the employer's contribution (*abondement*), or to combine both possibilities;

- acknowledge the completion of share capital increases in an amount up to the shares that will be actually subscribed;

- if applicable, allocate the costs of capital increases to the amount of premiums related thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital resulting from such capital increases;

- enter into any agreements, carry out directly or indirectly through an agent all transactions and conditions, including any formalities resulting from capital increases and any subsequent amendments to the by-laws;

- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to completed capital increases;

8. Decides that this authorization deprives of effect from the date hereof the unused portion, if any, of any prior delegation granted to the Board of Directors to increase the share capital of the Company through the issuance of shares or securities giving access to the capital reserved for members of a company savings plan, with waiver of preferred subscription rights in favor of such members.

Twenty-third resolution *(Authorization to be granted to the Board of Directors to reduce the share capital through the cancellation of treasury shares)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, authorizes the Board of Directors to reduce the share capital, on one or more occasions, in such proportions and during such time-periods that it may approve, by cancellation of any such quantity of treasury shares it may approve within the limits authorized by law, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, for a twenty-four-month period, shall be 10% of the shares forming the capital of the Company; it being specified that such limit will apply to an amount of capital of the Company as adjusted, if necessary, to take into account any transactions affecting it after this Shareholders' Meeting (the share capital of the Company being, for information purposes only, composed of 77,580,617 shares as of December 31, 2006).

This authorization deprives of effect, from the date hereof, the unused portion of any prior delegation to the Board of Directors to reduce the share capital by cancellation of treasury shares. It is granted for a twenty-six-month period from the date hereof.

The Shareholders' Meeting grants all powers to the Board of Directors, with the power to sub-delegate, to carry out the transaction(s) of cancellation and reduction of capital that may be carried out pursuant to this authorization, to amend the by-laws accordingly and to carry out all formalities.

Twenty-fourth resolution *(Amendment of article 23 of the by-laws (Attendance and proxies at shareholder meetings))* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meeting, and having considered the report prepared by the Board of Directors, decides to amend the two first paragraphs of article 23 of the by-laws as follows:

Previous wording:

> "Subject to and in compliance with applicable law, in order to attend meetings, holders of registered shares must be recorded in the Company register at least two days before the date of the meeting; holders of bearer shares must deliver at the place indicated on the notice of the meeting, at least two days before the date of the meeting, a certificate issued by the financial intermediary responsible for managing their securities.
>
> Subject to the foregoing, each shareholder shall be entitled to attend the meetings, provided that any payments due with respect to such shares have been paid."

New wording:

> "Any shareholder has the right to attend the Meetings under the conditions provided for by law."

Twenty-fifth resolution *(Delegation of powers to carry out corporate formalities)* – The Shareholders' Meeting grants all powers to the bearer of an original, a copy or extract from these minutes to carry out all required legal formalities.

* * *

Any shareholder, regardless of the number of shares held, may participate in this meeting, by voting in person, by mail or by proxy.

However, in accordance with Article R. 225-85 of the French Commercial Code, the right of a shareholder to participate in shareholder meetings is subject to the recording (*enregistrement comptable*) of its shares in the name of the shareholder or in the name of the intermediary registered on its behalf, on the third business day, 00 hour, Paris time, preceding the meeting (*i.e.*, on Wednesday, May 16, 2007 at 00 hour), either in the registered shareholder account held by the Company or in the bearer shareholder account held by an accredited financial intermediary. The recording of shares in the bearer shareholder account held by the accredited financial intermediary will be certified by a shareholding certificate *(attestation de participation)* delivered by the intermediary as an attachment to the form of vote by mail or by proxy or to the request form for an admission card (*carte d'admission*) established in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary. A certificate will be delivered to shareholders who intend to participate in the meeting in person and who will not have received their admission cards on the third business day, 00 hour, Paris time, preceding the meeting, *i.e.*, on Wednesday, May 16, 2007 at 00 hour.

A final notice of the meeting including a form for voting by mail or by proxy will automatically be sent to all owners of registered shares. Owners of shares held in bearer form may also obtain these forms from their financial intermediary with whom such holders have deposited their shares or from Société Générale, Services des assemblées, 32 rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, by making their request at least five days before the date of the shareholders' meeting.

In order to be taken into account, the Company must receive the votes by mail or proxy, directly or through a financial intermediary, no later than three days before the meeting.

Shareholders who will have voted by mail, by proxy or will have asked for admission cards will not be entitled to change their means of participation in the meeting but will be entitled to sell all or part of their shares at any time. However, if such transfer occurs before the third business day, 00 hour, Paris time, preceding the meeting, the Company will invalidate or modify, as the case may be, the vote by mail, the proxy, the admission card or the shareholding certificate accordingly. To that end, the financial intermediary will notify the transfer to the Company or its agent and will provide it with the proper information. Any transfer or other transaction that occurs after the third business day, 00 hour, Paris time, preceding the meeting will not be notified by the financial intermediary nor will it be taken into account by the Company, regardless of any agreement to the contrary.

The participation and vote by videoconference or through electronic telecommunications are not permitted for this meeting. As a result, no website as provided for by Article R. 225-61 of the French Commercial Code will be put in place.

In accordance with the provisions of Article R. 225-71 of the French Commercial Code, shareholders representing a minimum portion of the share capital may submit proposed resolutions for inclusion in the agenda of the meeting by sending their request to the registered office of the Company by registered letter with acknowledgment of receipt as from the publication of this notice and until twenty-five days prior to the shareholder meeting, *i.e.*, until April 26, 2007 at the latest, provided that such shareholders include, along with their proposed additional resolution(s), a certificate of registration of shares (*attestation d'inscription en compte*) documenting the holding or representation of the required portion of the share capital set forth in Article R. 225-71 of the French Commercial Code; submission of these proposed resolutions to the shareholders' meeting is further subject to the shareholders providing a certificate attesting that their shares were recorded in the shareholder accounts on the third business day, 00 hour (Paris time), preceding the meeting.

The Board of Directors

END